PETER J. SHEA PARTNER (212) 574-1559 shea@sewkis.com	ONE BATTERY PARK PLAZA NEW YORK, NEW YORK 10004 TELEPHONE: (212) 574-1200 FACSIMILE: (212) 480-8421 WWW.SEWKIS.COM	901 K STREET, NW WASHINGTON, DC 20001 TELEPHONE: (202) 737-8833 FACSIMILE: (202) 737-5184

October 15, 2025

Via EDGAR

Securities and Exchange Commission
Division of Investment Management
Disclosure Review and Accounting Office
100 F Street, NE
Washington, DC 20549
Attention: Ms. Christina DiAngelo Fettig
                 Senior Staff Accountant

Re:	Procure ETF Trust II (the “Trust”) File Nos. 333-222463 & 811-23323 Sarbanes-Oxley (“SOX”) Review Comment Response

Dear Ms. DiAngelo Fettig:

On behalf of our client, the Trust, we are submitting the Trust’s responses to oral comments of the staff (the “Staff”) of the Securities and Exchange Commission delivered by you to the undersigned during a telephone call on September 22, 2025, pertaining to the Trust’s Form N-CSR for the fiscal year ended October 31, 2024 (the “2024 Annual Report”). The sole series of the Trust is the Procure Space ETF (the “Fund”).

The Trust’s responses to the comments follow below. For your convenience in reviewing the responses, the Staff’s comments are set forth below in bold italics and are immediately followed by the Trust’s responses. Capitalized terms used in this response letter, but not otherwise defined herein, shall have the same meanings as set forth in the 2024 Annual Report.

1.
Staff Comment 1: With respect to page 1 of the Fund’s TSR (tailored shareholder report) contained in the Annual Report, Form N-1A, Item 27A(b), Instruction 2, requires that the website address provided “must be specific enough to lead shareholders directly to the materials that are required to be accessible under [Investment Company Act of 1940 (“1940 Act”)] rule 30e-1, rather than to the home page or a section of the website other than on which the materials are posted.” The Staff notes that the website listed at the top of page 1 of the TSR is to the home page and not to the specific Fund webpage where the required materials are actually posted.

Response 1: In future filings, the direct link to the required materials on page one of the TSR will be provided.

Securities and Exchange Commission
October 15, 2025

2.
Staff Comment 2: Form N-1A, Item 27A(i), requires that the current Form N-PX information for the Fund be posted on the Fund’s website. The Form N-PX information posted to the Fund’s website is out-of-date. Please post the Form N-PX information for the current year to the Fund’s website.

Response 2: The Fund’s website has been updated to provide the current year Form N-PX information. In the Quick Links section of the website, the Fund is in the processes of updating the link to Form N-PX to read “Click here for UFO Proxy Voting information.”

3.
Staff Comment 3: Rule 30e-1(b)(2)(i) under the 1940 Act requires that the Fund’s website must contain the information required by Items 7 to 11 of Form N-CSR. The Staff notes that the Fund’s website contains the Item 7 information (financial statements) but lacks the Item 8 to 11 information.

Response 3: The Fund’s website will be updated to provide the information required by Items 8 to 11 of Form N-CSR.

4.
Staff Comment 4: The Trust’s class & series information on the EDGAR system must be kept up to date. A prior series of the Trust, Procure Disaster Recovery Strategy ETF (FIXT), was terminated in October 2024. Assuming all winding up of FIXT has been completed, its EDGAR Class and Series information should be updated to “inactive”.

Response 4: The Trust undertakes to update the EDGAR Class and Series information for FIXT to “inactive” as soon as practicable.

5.
Staff Comment 5: Under Form N-1A, Item 27A(d)(1), Management’s Discussion of Fund Performance (MDFP) is to: “[b]riefly summarize the key factors that materially affected the Fund’s performance during the reporting period, including the relevant market conditions and the investment strategies and techniques used by the Fund’s investment adviser.” The Staff observes that the MDFP contained in the 2024 Annual Report is very general and only describes what the Fund was set up to do. Going forward, please provide enhanced MDFP discussions.

Response 5: In future filings, the Fund’s investment adviser will provide enhanced MDFP discussions.

6.
Staff Comment 6: The Staff notes that in the TSR contained in the 2024 Annual Report, both indices presented have XBRL tags of “additional index”. Going forward, please use the “broad-based index” XBRL tag for whichever index is serving as the broad-based securities market index (BBSMI).

Response 6: In future filings, the Fund will use the appropriate BBSMI XBRL tag for one of the indices presented in the TSR.

Securities and Exchange Commission
October 15, 2025

7.
Staff Comment 7: With respect to the Fund’s financial statements contained in the 2024 Annual Report, the Statement of Operations (p. 4) has a line item for “Securities lending income”. Going forward, please have this line item read, “Securities lending income, net”.

Response 7: In future filings, the Fund’s Statement of Operations relevant line item will be presented as “Securities lending income, net”.

8.
Staff Comment 8: The Statement of Operations (p. 4) of the Fund has a line item for “Dividend reclaim income – foreign securities.” Going forward, please include an accounting policy note on dividend reclaims.

Response 8: In future filings, the Fund’s financial statements will contain an accounting policy note on foreign securities dividend reclaims.

9.
Staff Comment 9: The Staff notes that the fee rate paid to the Fund’s investment sub-adviser is omitted from Note 4 (p. 13). Going forward, please provide the fee rate paid to the sub-adviser similarly to how it is disclosed in the Fund’s prospectus.

Response 9: In future filings, the Fund will disclose in Note 4 the fee rate paid to the sub-adviser similarly to how it is disclosed in the Fund’s prospectus.

10.	Staff Comment 10: Please confirm in your response correspondence that the Fund’s adviser is current with payments to all Fund service providers.

Response 10: The Trust confirms that the Fund’s investment adviser, ProcureAM, LLC, is current with payments to all of the Fund’s service providers.

11.
Staff Comment 11: Under the caption Tax Fees, Item 4(c) of Form N-CSR requires, in pertinent part: “Registrants shall describe the nature of the services comprising the fees disclosed under this category.” Going forward, please provide more specificity on the services provided for tax fees.

Response 11: In future filings, the Item 4(c) disclosure will provide more specificity on the services provided for tax fees.

Securities and Exchange Commission
October 15, 2025

12.
Staff Comment 12: The Fund as an exchange-traded fund is a listed registrant.  Thus, the statement in Item 5(a) that the Fund is not a listed registrant is incorrect. Going forward, please provide the audit committee information required by Item 5(a).

Response 12: In future filings, the Form N-CSR, the Item 5(a) audit committee disclosure will be provided.

13.
Staff Comment 13: With respect to Form N-CSR, Item 11 disclosures contained in the 2024 Annual Report, disclosure concerning Board approval of advisory contracts should be updated and provide more specificity about the factors considered by the Board. Paragraph 6 in this discussion makes reference to “seeding and expected trading” of the Fund. This should be updated. Also, there is mention of the Board considering the fees and expenses of the Fund compared to its peers. This should also discuss how the Fund compared to its peers. In future filings, please provide more specificity about the factors considered by the Board in approving the advisory agreements.

Response 13: In future filings, the Form N-CSR, Item 11 disclosures will be updated and provide more specificity about the factors considered by the Board in approving the advisory agreements.

14.
Staff Comment 14: The Staff notes that in the Fund’s disclosures in its Form N-1A registration statement indicate that the Fund is non-diversified. The Staff also notes that on October 31, 2024, the Fund is acting as a diversified fund. The Staff previously noted in correspondence from July 2023 that the Trust acknowledged that, if the Fund was diversified for three consecutive years, it would seek shareholder vote before becoming non-diversified. Please confirm in your correspondence that the Fund is in fact non-diversified.

Response 14: The Trust hereby confirms that the Fund was in fact non-diversified at a number of times in the last three years.

15.	Staff Comment 15: With respect to the Fund’s prospectus contained in Form N-1A, the fee table has an empty footnote. Please delete this empty footnote in future filings.

Response 15: The extraneous footnote to the prospectus fee table will be omitted in future filings.

16.
Staff Comment 16: With respect to the Fund’s prospectus contained in Form N-1A, please indicate that the Fund’s participation in securities lending is part of the principal investment strategy of the Fund and include an appropriate principal risk discussion for securities lending. This comment is based on the fact that page 12 of the 2024 Annual Report now contains disclosure of “Securities Lending Risk”.

Response 16: Securities lending activities are not a principal investment strategy of the Fund. Consequently, the Fund’s principal investment strategies and principal risks discussions are expected to remain unchanged in the Fund’s future Form N-1A amendments. The “Securities Lending Risk” discussions in Note 3 (p. 12) of the financial statements contained in the 2024 Annual Report was included in error since it is not a principal risk of the Fund. In future annual report filings, a principal risk discussion of securities lending risk is expected to be omitted to the extent that securities lending is not a principal investment strategy.

Securities and Exchange Commission
October 15, 2025

17.	Staff Comment 17: With respect to the Trust’s responses to Items C.9.a & c of Form N-CEN, please name the adviser and sub-adviser of the Fund rather than naming the Trust in future filings.

Response 17: In future Form N-CEN filings, the Trust will name the adviser and sub-adviser in response to Items C.9.a & c, respectively.

18.	Staff Comment 18: With respect to the Trust’s responses to Item C.7.k of Form N-CEN, please update future filings to indicate that the Fund is relying on Rule 6c-11 under the 1940 Act.

Response 17: In future Form N-CEN filings, the Trust will indicate that the Fund is relying on Rule 6c-11 in response to Item C.7.k.

If you or other members of the Staff have any questions regarding the foregoing, please do not hesitate to contact me at (212) 574-1559 or, in my absence, Paul Miller at (202) 661-7155.

Sincerely yours, /s/ Peter J. Shea Peter J. Shea
PS:las

cc:	Robert Tull, ProcureAM. LLC Andrew Chanin, ProcureAM, LLC Paul Miller, Seward & Kissel LLP